UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

Commission File Number _________

    A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERNATIONAL GAME TECHNOLOGY
PROFIT SHARING PLAN

    B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL GAME TECHNOLOGY

9295 Prototype Drive, Reno, NV 89521

(775) 448-7777

REQUIRED INFORMATION

The International Game Technology Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal years ended December 31, 2002 and 2001, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Deloitte & Touche LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

International Game Technology Profit
Sharing Plan

Financial Statements for the Years Ended
December 31, 2002 and 2001, Supplemental
Schedule as of December 31, 2002,
and Independent Auditors’ Report

International Game Technology Profit Sharing Plan

INDEPENDENT AUDITORS’ REPORT

International Game Technology Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit Sharing Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP

Reno, Nevada

June 2, 2003

International Game Technology Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Cash	$654,191	$1,490,732
Investments, at fair value	177,548,610	147,711,542
Contributions receivable	70,767	11,327
Loans to participants	8,362,129	6,396,814
Refunds payable	(1,492)	(149,417)

Net assets available for benefits	$186,634,205	$155,460,998

        The accompanying notes are an integral part of these financial statements.

International Game Technology Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2002	2001
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$-	$2,916,063
Interest	606,290	576,498
Dividends	2,803,464	3,717,614

	3,409,754	7,210,175
Contributions:
Employer	15,646,224	15,752,627
Participant	10,034,351	6,425,468
Transfer of assets from Anchor Plan	26,120,907	-

Total additions to net assets available for benefits	55,211,236	29,388,270

Deductions from net assets attributed to:
Net decrease in fair value of investments	14,228,022	-
Benefits paid to participants	9,662,057	7,481,429
Administrative expenses	147,950	75,655

Total deductions from net assets available for benefits	24,038,029	7,557,084

Net increase in net assets available for benefits	31,173,207	21,831,186

Net assets available for benefits:
Beginning of year	155,460,998	133,629,812

End of year	$186,634,205	$155,460,998

        The accompanying notes are an integral part of these financial statements.

International Game Technology Profit Sharing Plan

Notes to Financial Statements

1.      Description of Plan

The International Game Technology Profit Sharing Plan (Plan) is sponsored by International Game Technology (referred throughout these notes as IGT, we, our and us) and consists of two programs: the Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code (IRC). The Plan, adopted December 10, 1980, is a defined contribution plan covering all eligible employees of IGT. Plan administration is provided by Fidelity Investments (Fidelity). Refer to “Investment Options” below for further information on available investment funds.

On December 30, 2001, we completed our acquisition of Anchor Gaming (Anchor) whereby Anchor became a wholly-owned subsidiary of IGT. On April 2, 2002, Anchor employees became eligible to participate in the IGT 401(k) Program and all net assets of the Anchor Gaming 401(k) Plan (Anchor Plan) were transferred to the Plan. Net assets transferred from the Anchor Plan totaled $26.1 million ($25.4 million from its 401(k) program and $674,000 from its 401(k) loan program). For the Plan year 2002, Anchor employees became eligible for the IGT Profit Sharing Program.

Profit Sharing Program
IGT may make an annual profit sharing contribution, as determined by its Board of Directors, based on operating profits. The contribution is allocated to eligible participants’ accounts proportionately based on annual eligible compensation. Profit Sharing Program contributions vest according to the “Benefit Payments and Vesting” schedule below.

Our employees are eligible to participate in the Profit Sharing Program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

401(k) Program
Plan participants may defer up to 15% of their annual salary as contributions to their accounts, as governed by IRC Section 401(k). Highly compensated employees may make elective deferral contributions up to 7% of their annual salary. Employees may begin making pre-tax contributions to their accounts upon completion of 90 days of full time employment, or one year or 1,000 hours of part-time employment. A participant may stop contributing to the Plan at any time by notifying Fidelity.

IGT’s 401(k) contribution matching program provides for the matching of 100% of an employee’s contributions up to $750. Employees are immediately 100% vested in all 401(k) contributions. The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan..

Participant Accounts
Each participant’s account is credited with employee 401(k) and employer matching contributions, allocations of IGT’s profit sharing contributions and forfeitures of non-vested portions of terminated participants’ account balances, net of Plan expenses. Additionally, participants’ accounts are affected by earnings and losses on investments. Each participant is provided a quarterly account statement detailing the account activity by investment fund. Participants can also receive daily information from Fidelity’s website and via phone.

Investment Options
The Profit Sharing Committee has selected fourteen investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. We invest employer profit sharing contributions in the Spartan® Money Market Fund until they are distributed annually to eligible participants, and thereafter they are invested as directed by such participants. The Plan’s investment options are:

Retirement Money Market Portfolio
PIMCO Total Return Fund - Administration Class
Fidelity Puritan®Fund
Fidelity Equity-Income II Fund
Spartan®U.S. Equity Index Fund
Baron Asset Fund
Fidelity Dividend Growth Fund
Fidelity OTC Portfolio
FMA Small Company Portfolio
Fidelity Diversified International Fund
IGT Unitized Stock Fund
Franklin Small-Mid Cap Growth Fund - Class A
Fidelity Low-Priced Stock Fund
Credit Suisse Capital Appreciation

Benefit Payments and Vesting
Participants are immediately vested in their tax deferred 401(k) contributions, 401(k) employer matching contributions, rollover contributions from other qualified plans, and the related earnings. Employer contributions to each participant’s profit sharing account vest based upon years of continuous service. A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she worked at least 1,000 hours. A participant is fully vested after seven consecutive years of service, based on the following schedule:

Completed Years of Service	Vested Portion
0	0%
1	10%
2	20%
3	30%
4	45%
5	60%
6	80%
7	100%

Upon termination of employment, a participant may receive a lump sum payment equal to the vested value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant becomes 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution only from the vested portion of his or her account.

If a terminating participant’s vested account balance totals $5,000 or more, he or she may voluntarily defer payment of benefits until the normal retirement date. In any case, he or she may not defer payment past the age of 70-1/2. The Plan allows participants with balances less than $5000 only to receive lump-sum benefit payments. A terminating participant may take a partial lump-sum payment and defer the balance of the account if the remaining balance is at least $5,000.

Hardship Withdrawals
The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT’s Benefits Committee and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for six months following a hardship withdrawal.

Plan Termination
In the event of Plan termination, participants will become 100% vested in their accounts. Although IGT has not expressed any intent to do so, IGT has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans
The Plan allows for loans to be taken against a participant’s vested account, subject to the following restrictions: the loan amount may be no less than $1,000 and no more than the lesser of 50% of the participant’s vested account balance or $50,000; interest is charged on a simple interest basis at the prime rate plus 1%; and repayment must be over a period not to exceed 60 months. Loan repayments are made through bi-weekly payroll deductions.

Administrative Expenses
Administrative expenses paid by the Plan totaled $147,950 in 2002 and $75,655 in 2001, including management and trustee fees. Consulting fees and record keeping fees are paid by IGT.

2.      Summary of Significant Accounting Policies

Basis of Accounting
The Plan is accounted for on the accrual basis of accounting.

Cash
Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund, maintained in accordance with the Trust Agreement between IGT and Fidelity.

Investments, at Fair Value
All Plan investments are valued at quoted market prices as of December 31, 2002 and 2001. Investments include employer profit sharing contributions not yet distributed and participant investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payments of Benefits
Benefits payments to participants are recorded upon distribution. As of December 31, 2002 and 2001, net assets available for benefits included $20.0 million and $15.4 million due to participants who have withdrawn from participation in the Plan.

3.      Investments

All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices as of December 31:

	2002		2001
Retirement Money Market Portfolio	$34,372,787	*	$24,771,420	**
PIMCO Total Return Fund - Administration Class	17,465,908	*	9,206,783	**
Fidelity Puritan®Fund	3,669,803		2,165,335
Fidelity Equity-Income II Fund	16,083,807	*	12,582,255	**
Spartan®U.S. Equity Index Fund	5,437,665		3,107,599
Baron Asset Fund	7,561,999		8,823,798	**
Fidelity Dividend Growth Fund	16,976,276	*	20,573,016	**
Fidelity OTC Portfolio	6,180,914		7,235,286
FMA Small Company Portfolio	1,486,405		996,664
Fidelity Diversified International Fund	6,507,631		5,058,303
IGT Unitized Stock Fund	37,359,011	*	35,117,516	**
Invesco Growth Fund	-		1,355,058
Franklin Small-Mid Cap Growth Fund - Class A	1,989,813		2,123,264
Fidelity Low-Priced Stock Fund	5,259,669		-
Credit Suisse Capital Appreciation	3,314,935		-
Spartan®Money Market Fund	13,881,987	*	14,595,245	**

Total Investments	$177,548,610		$147,711,542

* This investment represented 5 percent or more of the Plan’s net assets in 2002. ** This investment represented 5 percent or more of the Plan’s net assets in 2001.

4.     Changes in Fair Value of Investments by Fund

Changes in fair value of investments by fund were as follows for the years ended December 31:

	2002	2001
Increase (Decrease) in Fair Value of Investments:
PIMCO Total Return Fund - Administration Class	$186,234	$51,034
Fidelity Puritan®Fund	(466,820)	(131,316)
Fidelity Equity-Income II Fund	(3,517,190)	(1,682,720)
Spartan®U.S. Equity Index Fund	(1,521,129)	(412,345)
Baron Asset Fund	(2,179,033)	(1,703,289)
Fidelity Dividend Growth Fund	(4,709,508)	(1,156,998)
Fidelity OTC Portfolio	(1,894,927)	(1,893,405)
FMA Small Company Portfolio	(243,013)	26,427
Fidelity Diversified International Fund	(764,116)	(765,698)
IGT Unitized Stock Fund	4,260,357	11,599,774
Invesco Growth Fund	(451,100)	(652,350)
Franklin Small-Mid Cap Growth Fund - Class A	(853,453)	(363,051)
Fidelity Low-Priced Stock Fund	(877,449)	-
Credit Suisse Capital Appreciation	(1,196,875)	-

Total Increase (Decrease) in Fair Value of Investments	$(14,228,022)	$2,916,063

5.      Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is trustee as defined by the Plan and therefore, theses transactions qualify as party-in-interest transactions. At December 28, 2002 and 2001, the Plan held 774,803 and 828,201 units of common stock of IGT, the sponsoring employer, with a cost basis of $18.3 million and $16.4 million.

6.      Federal Income Taxes

The Plan received a determination letter dated January 21, 2000 from the Internal Revenue Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal Revenue Code. Since that date we believe no modifications have been made which would change the tax status of the Plan. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

*******

International Game Technology Profit Sharing Plan

Supplemental Schedule of Assets Held For Investment Purposesas
of December 31, 2002

(a)	(b)	(c)			(d)	(e)

		Maturity	Interest			Current
	Description	Date	Rate	Units	Cost	Value

	Retirement Money Market Portfolio			34,372,787	$34,372,787	$34,372,787
	PIMCO Total Return Fund - Admin. Class			1,636,917	17,253,979	17,465,908
*	Fidelity Puritan®Fund			232,413	4,120,526	3,669,803
*	Fidelity Equity-Income II Fund			924,888	22,400,904	16,083,807
	Spartan®U.S. Equity Index Fund			174,564	7,144,284	5,437,665
	Baron Asset Fund			219,698	10,914,864	7,561,999
*	Fidelity Dividend Growth Fund			706,586	21,884,238	16,976,276
*	Fidelity OTC Portfolio			258,507	11,090,797	6,180,914
	FMA Small Company Portfolio			91,867	1,637,690	1,486,405
*	Fidelity Diversified International Fund			379,233	7,610,476	6,507,631
*	IGT Unitized Stock Fund			774,803	18,317,861	37,359,011
	Franklin Small-Mid Cap Growth Fund - Class A			90,652	2,988,150	1,989,813
*	Fidelity Low-Priced Stock Fund			208,966	5,958,464	5,259,669
	Credit Suisse Capital Appreciation			272,834	4,310,935	3,314,935
	Spartan®Money Market Fund			13,881,987	13,881,987	13,881,987

	Total Investments				183,887,942	177,548,610

	Loan Fund				8,362,129	8,362,129

	Total Assets Held For Investment Purposes				$192,250,071	$185,910,739

Notes on columns (a) through (e):
(a) * Indicates a party-in-interest to the Plan
(b) General description of investments
(c) Where omitted maturity dates and stated rates of interest are not applicable due to the nature of these investments
(d) Purchase price of investments
(e) Fair market value of investments

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN
By: International Game Technology Profit Sharing Plan Committee

By: /s/ Randall J. Kirner	Date: June 25, 2003
Randall J. Kirner
Vice President Human Resources and
Chairman, International Game Technology
Profit Sharing Plan Committee